Exhibit 99.1

Company announcement – No. 70/ 2021 Company announcement – No. 70 / 2021

Zealand Pharma announces successful outcome of Phase 1b clinical trial with GLP1-GLP2 dual receptor agonist, dapiglutide

Company announcement – No. 70 / 2021

•	Dapiglutide was assessed to be safe and well tolerated following 4 weeks of dosing in humans

•	Effects on several biomarkers suggest that clinically relevant exposures of dapiglutide were achieved in the study

•	Zealand will be exploring several potential indications in gastrointestinal and metabolic diseases

Copenhagen, November 22, 2021 – Zealand Pharma A/S (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces topline results from its Phase 1b multiple ascending dose trial with dapiglutide.

In this randomized, double-blind, placebo-controlled, multiple ascending dose trial, four cohorts of 10 healthy subjects were allocated to 4 different dose levels, randomized to either 4 weekly doses of dapiglutide or placebo. The objective of the trial was to evaluate the safety and tolerability of multiple doses of dapiglutide. Additionally, the pharmacokinectics and pharmacodynamics of dapiglutide were assessed during this trial.

Treatment with dapiglutide was associated with higher rates of gastrointestinal symptoms at the highest doses, with side effects being in line with what was observed in Phase 1a. No subjects withdrew from the study and overall, dapiglutide was assessed to be safe and well tolerated in the study. Dapiglutide displayed a linear dose-response for the pharmacokinetics parameters with a half-life of approximately 120 hours giving the possibility for once weekly dosing. For pharmacodynamics, a dose-response relationship was found for several biomarkers suggesting that clinically relevant exposures of dapiglutide were achieved in the study.

“We are thrilled with the successful outcome of this Phase 1b clinical trial with dapiglutide and look forward progressing the molecule to the next development phase next year” stated Adam Steensberg, Chief Medical Officer at Zealand Pharma. “Dapiglutide, is a first-in-class peptide drug candidate with dual activity on the GLP1 and GLP2 receptors and thus potential to address several metabolic and gastrointestinal diseases, including short bowel syndrome”

About the study (NCT04612517)

The trial evaluated multiple ascending doses of dapiglutide assessing safety,tolerability, pharmacokinetics and pharmacodynamics. The trial was conducted at one site in Germany.

In light of the results of the trial, Zealand will be exploring several potential indications in gastrointestinal and metabolic diseases where dapiglutide’s profile could provide new treatment options including Short Bowel Syndrome.

About dapiglutide

Dapiglutide (pINN) is a long-acting GLP-1R/GLP-2R dual agonist, with a plasma half-life of approximately 120 hours.

The molecule has the potential to promote mucosal healing, improve the intestinal barrier function, and enhance liver metabolism .

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Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Zegalogue® and V-Go® are registered trademarks of Zealand Pharma A/S.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

David Rosen
Argot Partners
Phone: +1 212-600-1902
Email: media@zealandpharma.com